June 28, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549-3561
Attn: Abby Adams and Christine Westbrook

Re:	Virax Biolabs Group Limited Registration Statement on Form F-1 Filed December 23, 2021, as amended File No. 333-263694

Ladies and Gentlemen:

Pursuant to Rule 461, as amended, the undersigned, as the representative of the prospective underwriters of the proposed offering by Virax Biolabs Group Limited (the “Company”), hereby join the Company’s request that the effectiveness of the above-referenced Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 9:00 a.m., Eastern Time, on Thursday, June 30, 2022, or as soon thereafter as is practicable, or at such other time as the Company or its counsel, Loeb & Loeb LLP, may request by telephone that such Registration Statement be declared effective.

The undersigned, as the representative of the prospective underwriters of the proposed offering, advise on behalf of the underwriters that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

BOUSTEAD SECURITIES, LLC

By:	/s/ Keith Moore
	Name:	Keith Moore
	Title:	Chief Executive Officer